

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2021

Paul Danola
President
Trebia Acquisition Corp.
41 Madison Avenue, Suite 2020
New York, NY 10010

> **Re: Trebia Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 1, 2021**
> **File No. 333-260714**

Dear Mr. Danola:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2021, letter.

Amendment No. 1 to Registration Statement on Form S-4

Non-GAAP Financial Measures, page 204

1.   We note you revised your non-GAAP financial measure to include Pro-Forma Adjusted EBITDA in response to prior comment 4. Please note that the presentation and format of this measure does not comply with Article 11 of Regulation S-X. Please revise to remove this measure and the acquisition related adjustments.

Comparison of the Years Ended December 31, 2020, 2019, and 2018
Revenue, page 255

2.   We note your expanded disclosure on page 255 quantifies amounts on a pro-forma basis that includes the pre-acquisition period. Please revise your disclosure to present amounts

based on your historical GAAP amounts only. The inclusion of pro-forma basis revenue only is not consistent with Article 11 of Regulation S-X.

 You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:	Michael Aiello